Exhibit 99.1

KNOT Offshore Partners LP Announces Change to its Board of Directors

April 5, 2023

ABERDEEN, Scotland--(BUSINESS WIRE)-- KNOT Offshore Partners LP (the “Partnership”) (NYSE:KNOP), an owner and operator of shuttle tankers, announced today that there has been a change on the board of directors of the Partnership.

The Partnership’s general partner has appointed Mr. Yasuhiro Fukuda to replace Mr. Junya Omoto, both of whom are employees of Nippon Yusen Kabushiki Kaisha (“NYK”), on the Partnership’s Board of Directors, effective April 1, 2023.

Mr. Fukuda presently serves as the General Manager, Offshore Business Group, for NYK. Mr. Fukuda joined NYK in 1996 and until 2004 served in the Car Carrier division and the Corporate Planning division in Japan. In 2005, Mr. Fukuda joined NYK’s LNG Group, transitioning to the Capesize Bulker Group in 2015 and joining the Offshore Business Group as Deputy General Manager in 2022. Mr. Fukuda graduated from the University of Kyoto, Faculty of Law.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

KNOT Offshore Partners LP

Gary Chapman

Chief Executive Officer and Chief Financial Officer

Email: ir@knotoffshorepartners.com

Tel: +44 1224 618 420